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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Deutsche Telekom AG
--------------------------------------------------------------------------------
     (Last)                         (First)             (Middle)

     Friedrich - Ebert - Allee 140
--------------------------------------------------------------------------------
                                    (Street)

     Bonn Germany 53113
--------------------------------------------------------------------------------
     (City)                         (State)               (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     Sprint Corporation (FON)
     Sprint Corporation (PCS)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


     N/A
________________________________________________________________________________
4.   Statement for Month/Year


     02/00
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below) -
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

-------------------

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                   10.
                                                                                                         9.        Owner-
                                                                                                         Number    ship
                                                                                                         of        Form
               2.                                                                                        Deriv-    of
               Conver-                    5.                              7.                             ative     Deriv-   11.
               sion                       Number of     6.                Title and Amount               Secur-    ative    Nature
               or                         Derivative    Date              of Underlying     8.           ities     Secur-   of
               Exer-             4.       Securities    Exercisable and   Securities        Price        Bene-     ity:     In-
               cise     3.       Trans-   Acquired (A)  Expiration Date   (Instr. 3 and 4)  of           ficially  Direct   direct
               Price    Trans-   action   or Disposed   (Month/Day/Year)  ----------------  Deriv-       Owned     (D) or   Bene-
1.             of       action   Code     of(D)         ----------------          Amount   ative         at End    In-      ficial
Title of       Deriv-   Date     (Instr.  (Instr. 3,    Expir-                    or       Secur-        of        direct   Owner-
Derivative     ative    (Month/  8)       4 and 5)      Date     Expira-          Number   ity           Month     (I)      ship
Security       Secur-   Day/     ------   ------------  Exer-    tion             of       (Instr.       (Instr.   (Instr.  (Instr.
(Instr. 3)     ity      Year)    Code V    (A)   (D)    cisable  Date    Title    Shares   5)            4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------------
FON Common                                                             FON Common
Stock-         1 for 1  N/A      N/A       N/A          N/A      N/A   Stock-     N/A      N/A           87,582,197** I      ***
Series 3                                                               Series 1
-------------------------------------------------------------------------------------------------------------------------------
PCS Common                                                             PCS Common
Stock-         1 for 1  02/04/00 J*   V    28,   (A)    N/A      N/A   Stock-     28,      N/A           57,372,340** I      ***
Series 3                                   686,170                     Series 1   686,170
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===============================================================================================================================

-------------------------
Explanation of Responses:


* Sprint Corporation ("Sprint") announced a two-for-one stock split of its PCS Common Stock in the form of a dividend payable in shares of PCS Common Stock of Sprint. A comparable dividend was announced on the Class A Common Stock of Sprint. New shares were issued on February 4, 2000 to holders of record on January 14, 2000. Accordingly, Deutsche Telekom AG ("DT") received (i) 7,127,161 shares of PCS Common Stock-Series 3 of Sprint in respect of the 7,127,161 shares of PCS Common Stock-Series 3 of Sprint owned by DT and (ii) 21,559,009 shares of PCS Common Stock-Series 3 of Sprint in respect of the 43,118,018 shares of Class A Common Stock of Sprint owned by DT.

** DT and France Telecom ("FT") may be deemed members of a group. DT holds through its subsidiary 43,118,018 shares of Class A Common Stock, 57,372,340 shares of PCS Common Stock-Series 3 and 44,464,179 shares of FON Common Stock-Series 3 of Sprint, and FT holds 43,118,018 shares of Class A Common Stock, 44,136,857 shares of FON Common Stock-Series 3 and 56,000,032 shares of PCS Common Stock-Series 3 of Sprint. DT disclaims beneficial ownership of shares held by FT for reporting purposes on this Form 4. Each share of Class A Common Stock of Sprint can be converted into one share of FON Common Stock-Series 3 (or, in certain circumstances, FON Common Stock-Series 1) and one-half share of PCS Common Stock-Series 3 (or, in certain circumstances, PCS Common Stock-Series
1) of Sprint. Each share of PCS Common Stock-Series 3 and FON Common Stock-Series 3 of Sprint can be converted in certain circumstances into one share of PCS Common Stock-Series 1 and FON Common Stock-Series 1, respectively, of Sprint.

*** Through wholly-owned subsidiary, NAB Nordamerika Beteiligungs Holding GmbH, in accordance with Rule 16a-13.



DEUTSCHE TELEKOM AG

By:/s/Kevin Copp                                            3/10/00
---------------------------------------------            -----------------------
Name: Kevin Copp                                         Date
Title: Head of International Legal Affairs

**Signature of Reporting Person:









** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



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